John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

February 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem
Evan Ewing

RE:	Complete Solaria, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed on December 22, 2023
File No. 333-273820

Ladies and Gentlemen:

On behalf of Complete Solaria, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 17, 2024 with respect to the Company’s Amended Registration Statement on Form S-1, as filed on December 22, 2023. Concurrently with the submission of this letter, the Company is filling its third amendment to the registration statement on Form S-1 (the “Amendment No. 3”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in Amendment No. 3 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Amendment No. 3.

Amended Registration Statement on Form S-1 filed December 22, 2023

General

1.	We note your response to prior comment 1. Please also disclose the potential profit the other selling securityholders will earn based on the current trading price.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 30 of Amendment No. 3.

Cooley LLP3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission February 1, 2024 Page Two

Executive Compensation, page 75

2.	Please update your compensation disclosure for the fiscal year ended December 31, 2023.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the pages 75-78 of Amendment No. 3.

***

Please contact me at (650) 843-5059 or at jmckenna@cooley.com with any questions or comments regarding the Company’s response to the Staff’s Comments.

Sincerely, Cooley LLP

/s/ John T. McKenna John T. McKenna

cc:	Chris Lundell – Complete Solaria, Inc.
Matthew B. Hemington – Cooley LLP

Cooley LLP3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400cooley.com